Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$3,000,000	$321.00

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $871,932.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $321.00 is offset against the registration fee due for this offering and of which $871,611.08 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 85
(To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006)

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-134553

U.S.$3,000,000

Lehman Brothers Holdings Inc.

MEDIUM-TERM NOTES, SERIES I

Bullish Gold-Linked Note with Upper Limit

Due January 16, 2008

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•      Senior unsecured obligations of Lehman Brothers Holdings Inc.

•      CUSIP: 52517PP88

•      ISIN: US52517PP881

•      The notes are designed for investors who believe that the U.S. Dollar price of gold trade within a specified range during the term of the notes.

•      Maturity Date: January 16, 2008

•      The notes are 100% principal protected if held to maturity.

•      Denominations: U.S.$1,000 and whole multiples of U.S.$1,000 in excess thereof.

Payments:

•      No interest payments during the term of the notes.

•      Each note will receive a single U.S. Dollar payment on the Maturity Date equal to the principal amount of the notes plus the Additional Amount, if any.

•      The Additional Amount is a single U.S. Dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by:

(A)  a quotient the numerator of which is the Final Gold Price minus the Initial Gold Price and the denominator of which is the Initial Gold Price, if (a) the Final Gold Price is greater than the Initial Gold Price and strictly less than the Upper Limit and (b) during the Observation Period, the Continuously Observed Gold Price has not equaled or exceeded the Upper Limit;

(B)  5%, if (a) during the Observation Period, the Continuously Observed Gold Price has equaled or exceeded the Upper Limit or (b) the Final Gold Price is equal to or greater than the Upper Limit; or

(C)  0%, if (a) the Final Gold Price is equal to or less than the Initial Gold Price and (b) during the Observation Period, the Continuously Observed Gold Price has not equaled or exceeded the Upper Limit.

•      Observation Period: The period from and including 10:00 a.m. EST on the date hereof to but excluding 9:30 a.m. EST on the Valuation Date (as defined in “Description of the Notes” below).

•      Continuously Observed Gold Price: At any time on any day during the Observation Period, the most recent traded price per troy ounce of gold, stated in U.S. dollars, on the continuous trading EBS (Electronic Broking Service) Spot Dealing System as observed on Reuters Page “XAU=EBS” under the heading “Latest” (subject to the occurrence of a Disruption Event or a Continuous Observation Unavailability Event, as defined in “Description of the Notes” below).

•      Upper Limit: $754.60 (equal to the Initial Gold Price plus $145.00).

•      Initial Gold Price: $609.60, which is the Reference Gold Price (as defined in “Description of the Notes” below) on the date hereof.

•      Final Gold Price: The Reference Gold Price on the Valuation Date.

Investing in the notes involves risks.  Risk Factors begin on page PS-4 and on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100%	U.S.$3,000,000
Underwriting discount	0%	U.S.$ 0
Proceeds to Lehman Brothers Holdings	100%	U.S.$3,000,000

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about January 16, 2007.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

Lehman Brothers

January 9, 2007

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section on page PS-4 and page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to the performance of gold.  We refer to gold as the Reference Asset.

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on January 16, 2008 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest before maturity.

What will I receive if I hold the notes until the stated maturity date?

We have designed this type of note for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to take a view on the trading range of gold. At maturity, you will receive a payment equal to the sum of:

•                  the principal amount of the notes; and

•                  the Additional Amount, if any.

As a result, if you hold the notes until maturity, you will not receive less than the principal amount.

How will the Additional Amount be calculated?

The Additional Amount is a single U.S. Dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by:

(A) a quotient the numerator of which is the Final Gold Price minus the Initial Gold Price and the denominator of which is the Initial Gold Price, if (a) the Final Gold Price is greater than the Initial Gold Price and strictly less than the Upper Limit and (b) during the Observation Period, the Continuously Observed Gold Price has not equaled or exceeded the Upper Limit;

(B) 5%, if (a) during the Observation Period, the Continuously Observed Gold Price has equaled or exceeded the Upper Limit or (b) the Final Gold Price is equal to or greater than the Upper Limit; or

(C) 0%, if (a) the Final Gold Price is equal to or less than the Initial Gold Price and (b) during the Observation Period, the Continuously Observed Gold Price has not equaled or exceeded the Upper Limit.

The Continuously Observed Gold Price is, at any time on any day during the Observation Period, the most recent traded price per troy ounce of gold, stated in U.S. dollars, on the continuous trading EBS (Electronic Broking Service) Spot Dealing System as observed on Reuters Page “XAU=EBS” under the heading “Latest” (subject to the occurrence of a Disruption Event or a Continuous Observation Unavailability Event (as defined in “Description of the Notes” below)).

The Observation Period is the period from and including 10:00 a.m. EST on the date hereof to but excluding 9:30 a.m. EST on the Valuation Date.

The Valuation Date is January 10, 2008 or, if such day is not a Valuation Business Day (as defined in “Description of the Notes” below) the immediately preceding Valuation Business Day.

For further information concerning the calculation of the Additional Amount as well as the Additional Amount payable if a Disruption Event or Continuous Observation Unavailability Event occurs, see “Description of the Notes,” “What happens in the event of a Disruption Event” and “What happens in the event of a Continuous Observation Unavailability Event” below.

How is the Upper Limit determined?

The Upper Limit is $754.60, which is equal to the Initial Gold Price plus $145.00.  The Initial Gold Price is equal to $609.60, which is the Reference Gold Price on the date hereof.

The Reference Gold Price is the fixing price per troy ounce of gold, stated in U.S. dollars, as calculated by the London Bullion Market Association and displayed on the Reuters Page “Gold Forward Offered Rate” (GOFO) under the “Lon (GMT) Fixings” heading and to the right of the caption “PM” at approximately 3:00 p.m., London time.  GOFO or the time of observation indicated above shall be deemed to refer to GOFO or such time of observation as modified or amended from time to time, or to any substitute Reuters Page that may replace GOFO.

You can review hypothetical Additional Amount payment examples and the historical performance of gold under “Description of the Notes— Historical Price Information” and “Description of the Notes— Hypothetical Redemption Amount Payment Examples.”

How will I be able to find the price of gold at any point in time?

You can obtain the price of gold at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on PS-4 and page S-4 of the MTN prospectus supplement.

What about taxes?

We intend to treat the notes as short-term debt securities as described under “Certain United States Federal Income Tax Consequences” below and “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the base prospectus.

What happens in the event of a Disruption Event?

If the Calculation Agent determines that a Disruption Event (as defined in “Description of the Notes” below) is in effect on any day during the Observation Period to but excluding the earlier of (a) 9:30 a.m. EST on the Valuation Date and (b) the time on any day at which the Continuously Observed Gold Price first exceeds the Upper Limit, and for so long as such Disruption Event is continuing, the Continuously Observed Gold Price for each such day will be the single daily Reference Gold Price determined by the Calculation Agent in accordance with “Fallback Price Observation Methodology” (as defined in “Description of the Notes” below).

If the Calculation Agent determines that a Disruption Event is in effect on the Valuation Date, the Valuation Date will be postponed to, and the Calculation Agent will determine the Final Gold Price on, the first scheduled Valuation Business Day succeeding the Valuation Date on which no Disruption Event is occurring (and the Continuously Observed Gold Price for the Valuation Date will be deemed to be the single Final Gold Price on such day); provided that if a Disruption Event is occurring on each of the three scheduled Valuation Business Days succeeding the Valuation Date, (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date and (b) the Calculation Agent will determine the Final Gold Price on such day in accordance with “Fallback Price Determination” below (and the Continuously Observed Gold Price for the Valuation Date will be deemed to be the single Final Gold Price on such day so determined). See “Description of the Notes.”

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day.

What happens in the event of a Continuous Observation Unavailability Event?

If the Calculation Agent determines that a Continuous Observation Unavailability Event (as defined in “Description of the Notes” below) is in effect on any day during the Observation Period to but excluding the earlier of (a) 9:30 a.m. EST on the Valuation Date and (b) the time on any day at which the Continuously Observed Gold Price first exceeds the Upper Limit, and for so long as such Continuous Observation Unavailability Event is continuing, the Continuously Observed Gold Price for each such day will be the single daily Reference Gold Price published on such day on GOFO, or any substitute Reuters Page thereto, as determined by the Calculation Agent (subject to the occurrence of a Reference Price Unavailability Event (as defined in “Description of the Notes” below)).  See “Description of the Notes.”

If the Calculation Agent determines that a Reference Price Unavailability Event is in effect on the Valuation Date, or on any day on which the Reference Gold Price is to be observed in accordance with Continuous Observation Unavailability Event above, the Calculation Agent will determine the Final Gold Price or the Reference Gold Price for such day, as applicable, in accordance with the Fallback Price Observation Methodology (as defined in “Description of the Notes” below).  See “Description of the Notes.”

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. (“Lehman Brothers Holdings”) is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients and customers. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary –  Lehman Brothers Holdings Inc.” and

“Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings Inc. files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., one of our subsidiaries, will be the Calculation Agent for purposes of determining whether the Additional Amount is payable on the Maturity Date as well as determining whether a Disruption Event, Continuous Observation Unavailability Event or Reference Price Unavailability Event is in effect.  Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See “Risk Factors— An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below.

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Asset or in other instruments, such as options, swaps or futures, based on the Reference Asset. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.  See “Risk Factors—Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.” below.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes at maturity depends on the U.S. Dollar price of gold during the terms of the notes. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in the gold. Before investing in the notes, certain risk factors should be carefully considered by prospective investors in the notes. Risks specific to the notes are described below and are in addition to, and should be read in conjunction with, the risk factors disclosed in the MTN prospectus supplement.

An investment in the notes is subject to risks associated with the performance of the price of gold

The return on the notes is entirely dependent on the performance of the price of gold.  Because the notes do not bear interest (except in the event that amounts due at maturity are not paid when due), your return on the notes will depend solely on the Additional Amount paid on the Maturity Date.  If the Final Gold Price is less than the Initial Gold Price and the Continuously Observed Gold Price has not equaled or exceeded the Upper Limit during the Observation Period, the Additional Amount will be zero, and you will receive at maturity only the principal amount of the notes you hold, with no additional return.  If either the Continuously Observed Gold Price has equaled or exceeded the Upper Limit at any time during the Observation Period, or if the Final Gold Price is equal to or greater than the Upper Limit, the Additional Amount you receive at maturity will equal 5.0% times the principal amount of notes you hold, regardless of the level of the Final Gold Price relative to the Initial Gold Price.  In addition, because the Upper Limit of $754.60 is $145.00, or approximately 23.8%, above the Initial Gold Price of $609.60, assuming that the Continuously Observed Gold Price does not exceed the Upper Limit during the Observation Period, the Final Gold Price can appreciate by up to $145.00, or approximately 23.8%—resulting in a maximum possible return on the notes equal to approximately 23.8%—before it breaches the Upper Limit and the return on the notes is set back to 5.0% times the principal amount of notes you hold.

Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.   In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies. It is not possible to predict the aggregate effect of all or any combination of these factors.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and our credit ratings.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The price of gold will affect the market value of the notes. We expect that the market value of the notes will depend on where the Continuously Observed Gold Price is trading relative to the Initial Gold Price and the Upper Limit.  Although the notes are principal-protected if held to maturity, if you choose to sell your notes when the Continuously Observed Gold Price is trading at a level below the Initial Gold

Price or above the Upper Limit, or when the market perceives an increased risk of either of these occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The precious metals markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of gold and, therefore, the value of your notes.

Changes in the volatility of the price of gold may affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the price of gold increases or decreases, the market value of the notes may be adversely affected.  The volatility of the price of gold is affected by a variety of factors, including governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in gold, other precious metals and futures contracts or other financial instruments linked to gold or other precious metals.

Active trading in gold or other precious metals, options and futures contracts on gold and other precious metals, options on futures contracts and similar instruments may adversely affect the value of the notes.  Certain affiliates of ours actively trade gold, other precious metals, options and futures contracts on gold and other precious metals and similar instruments on a spot and forward basis and other contracts and products in or related to gold or other precious metals (including options on futures contracts and options and swaps).  We, Lehman Brothers Inc. or our other affiliates may also issue or underwrite other financial instruments with returns indexed to the prices of gold, the prices of other precious metals or futures contracts on gold or other precious metals. These trading and underwriting activities by us, Lehman Brothers Inc., our affiliates, or by unaffiliated third parties, could adversely affect the price of gold, which could in turn affect the return on and the value of the notes.

Lack of regulation by the CFTC

The notes are debt securities that are our direct obligations. The net proceeds we receive from the sale of the notes will not be used to purchase or sell gold in the Relevant Market for the benefit of holders of the notes.  An investment in the notes does not constitute either an investment in gold or in a collective investment vehicle that trades in gold.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool,we will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non–U.S.  regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

The inclusion in the original issue price of the broker’s fee and our cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and our cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

You must rely on your own evaluation of the merits of an investment linked to gold

In the ordinary course of their businesses, our affiliates may from time to time express views on expected movements in the price of gold. These views are sometimes communicated to clients who participate in gold or precious metals markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in gold or precious metals markets may at any time have significantly different views from those of us or our affiliates.  In connection with your purchase of the notes, you should investigate gold and precious metals markets and not rely on views which may be expressed by us or our affiliates in the ordinary course of their businesses with respect to future gold price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to gold. Neither the offering of the notes nor any views which may from time to time be expressed by us or our affiliates in the ordinary course of their businesses with respect to future gold price movements constitutes a recommendation as to the merits of an investment in your notes.

An investment in the notes is subject to risks associated with the London Bullion Market Association and the London bullion market

Gold is traded on the London bullion market, which is the market in London on which the members of the London Bullion Market Association (LBMA) quote prices.  Investments in securities indexed to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LBMA should change any rule or bylaw or take emergency action under its rules, the market for gold, and consequently the Continuously Observed Gold Price, as well as the Additional Amount or the value of the notes, may be affected.  The London bullion market is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than a regulated futures market, and certain features of U.S. futures contracts are not present in the context of London bullion market trading. For example, there are no daily price limits on the London bullion market which would otherwise restrict fluctuations in the prices of London bullion market contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

DESCRIPTION OF THE NOTES

The U.S.$3,000,000 aggregate principal amount of Bullish Gold-Linked Note with Upper Limit Due January 16, 2008 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings Inc.  The CUSIP number for the notes is 52517PP88 and the ISIN number is US52517PP881. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of January 16, 2008 or if such day is not a New York business day, the next succeeding New York business day.

The notes are offered as commodity-linked notes with an Additional Amount determined by reference to the performance of the price of the Reference Asset in relation to the Initial Gold Price and the Upper Limit (as defined below).  The “Reference Asset” is gold.

Holders of the notes will receive on the Maturity Date a single payment in U.S. Dollars in an amount equal to the Redemption Amount as described below.  No interest will accrue during the term of the notes and no interest will be payable on the Maturity Date except in the event that the Redemption Amount is not paid when due, as described below.

The “Redemption Amount” for each note will be an amount equal to the sum of the principal amount of each note plus the Additional Amount, if any.  Holders of the notes will receive on the Maturity Date an amount equal to not less than the principal amount of each note.

The “Additional Amount” is a single U.S. Dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by:

(A) a quotient the numerator of which is the Final Gold Price minus the Initial Gold Price and the denominator of which is the Initial Gold Price, if (a) the Final Gold Price is greater than the Initial Gold Price and strictly less than the Upper Limit and (b) during the Observation Period, the Continuously Observed Gold Price has not equaled or exceeded the Upper Limit;

(B) 5%, if (a) during the Observation Period, the Continuously Observed Gold Price has equaled or exceeded the Upper Limit or (b) the Final Gold Price is equal to or greater than the Upper Limit; or

(C) 0%, if (a) the Final Gold Price is equal to or less than the Initial Gold Price and (b) during the Observation Period, the Continuously Observed Gold Price has not equaled or exceeded the Upper Limit.

The “Start Date” is the date hereof.

The “Valuation Date” is January 10, 2008; or if such day is not a Valuation Business Day, the immediately preceding Valuation Business Day.

A “Valuation Business Day” is a day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York and London.

The “Observation Period” is the period from and including 10:00 a.m. EST on the Start Date to but excluding 9:30 a.m. EST on the Valuation Date.

The “Continuously Observed Gold Price” is, at any time on any day during the Observation Period, the most recent traded price per troy ounce of gold, stated in U.S. dollars, on the continuous trading EBS (Electronic Broking Service) Spot Dealing System as observed on Reuters Page “XAU=EBS” under the heading “Latest” (subject to the occurrence of a Disruption Event or a Continuous Observation Unavailability Event).

The “Upper Limit” is $754.60, equal to the Initial Gold Price plus $145.00.

The “Initial Gold Price” is $609.60, which is the Reference Gold Price on the Start Date.

The “Reference Gold Price” is the fixing price per troy ounce of gold, stated in U.S. dollars, as calculated by the London Bullion Market Association and displayed on the Reuters Page “Gold Forward Offered Rate” (GOFO) under the “Lon (GMT) Fixings” heading and to the right of the caption “PM” at approximately 3:00 p.m., London time.  GOFO or the time of observation indicated above shall be deemed to refer to GOFO or such time of observation as modified or amended from time to time, or to any substitute Reuters Page that may replace GOFO.

If the Calculation Agent determines that a Disruption Event is in effect on any day during the Observation Period to but excluding the earlier of (a) 9:30 a.m. EST on the Valuation Date and (b) the time on any day at which the Continuously Observed Gold Price first exceeds the Upper Limit, and for so long as such

Disruption Event is continuing, the Continuously Observed Gold Price for each such day will be the single daily Reference Gold Price determined by the Calculation Agent in accordance with “Fallback Price Observation Methodology.”

If the Calculation Agent determines that a Disruption Event is in effect on the Valuation Date, the Valuation Date will be postponed to, and the Calculation Agent will determine the Final Gold Price on, the first scheduled Valuation Business Day succeeding the Valuation Date on which no Disruption Event is occurring (and the Continuously Observed Gold Price for the Valuation Date will be deemed to be the single Final Gold Price on such day); provided that if a Disruption Event is occurring on each of the three scheduled Valuation Business Days succeeding the Valuation Date, (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date and (b) the Calculation Agent will determine the Final Gold Price on such day in accordance with “Fallback Price Determination” below (and the Continuously Observed Gold Price for the Valuation Date will be deemed to be the single Final Gold Price on such day so determined).

A “Disruption Event” means any of the following events with respect to the Reference Assets as determined in good faith by the Calculation Agent:

(A)      the material suspension of trading in the Reference Asset or futures contracts related to the Reference Asset on the Relevant Market; or

(B)        failure of trading to commence, or permanent discontinuance of trading, in the Reference Asset or futures contracts related to the Reference Asset in the Relevant Market.

The “Relevant Market” is the market in London on which members of the London Bullion Market Association quote prices for the buying and selling of the Reference Asset.

If the Calculation Agent determines that a Continuous Observation Unavailability Event (as defined in “Description of the Notes” below) is in effect on any day during the Observation Period to but excluding the earlier of (a) 9:30 a.m. EST on the Valuation Date and (b) the time on any day at which the Continuously Observed Gold Price first exceeds the Upper Limit, and for so long as such Continuous Observation Unavailability Event is continuing, the Continuously Observed Gold Price for each such day will be the single daily Reference Gold Price published on such day on GOFO, or any substitute Reuters Page thereto, as determined by the Calculation Agent (subject to the occurrence of a Reference Price Unavailability Event.

A “Continuous Observation Unavailability Event” means, as determined in good faith by the Calculation Agent, the Continuously Observed Gold Price being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Continuously Observed Gold Price, on the EBS Spot Dealing System.

If the Calculation Agent determines that a Reference Price Unavailability Event is in effect on the Valuation Date, or on any day on which the Reference Gold Price is to be observed in accordance with Continuous Observation Unavailability Event above, the Calculation Agent will determine the Final Gold Price or the Reference Gold Price for such day, as applicable, in accordance with the Fallback Price Observation Methodology.

A “Reference Price Unavailability Event” means the failure of GOFO, or any substitute Reuters Page thereto, to announce or publish the Reference Gold Price, or the temporary or permanent discontinuance or unavailability of GOFO (and for which no substitute Reuters Page has been established).

In the event that the “Fallback Price Observation Methodology” is invoked, the Calculation Agent will determine the Reference Gold Price or the Final Gold Price, as the case may be, applicable to the relevant day by requesting four leading dealers in the Relevant Market, selected in the sole discretion of the Calculation Agent (the “Reference Dealers”), to provide price quotations for the Reference Gold Price or the Final Gold Price, as the case may be.  If at least two quotations are provided, the Reference Gold Price or the Final Gold Price, as the case may be, will be the arithmetic mean of such quotations.  If only one Reference Dealer provides a price quotation, then the Calculation Agent, in its sole discretion, will determine whether that quotation is reasonable to be used.  If the Calculation Agent determines that such single price quotation is not reasonable to be used, or if no price quotation is provided, the Calculation Agent will determine the Reference Gold Price or the Final Gold Price, as the case may be, in its sole and absolute discretion taking into account the latest available quotation for the Reference Gold Price and any other information that in good faith it deems relevant.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent and will equal, for each note, the principal amount plus the Additional Amount (if any) deemed to have accrued for the period from and including the Start Date to but excluding the date of early repayment calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.  If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note will be capped at the principal amount plus the Additional Amount (if any) deemed to have accrued for the period from and including the Start Date to but excluding the date of early repayment calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent.  If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

The “Calculation Agent” means Lehman Brothers Inc.

Historical Price Information

The following charts show (a) the weekly trading range of the price of gold, expressed as the amount of U.S. dollars per troy ounce, in the period from the week ending September 5, 2004 (the earliest date for which data is available) through the week ending January 7, 2007, on the EBS (Electronic Broking Service) Spot Deal System as observed on Reuters Page “XAU=EBS”, and (b) the daily price of gold, expressed as the amount of U.S. dollars per troy ounce, from January 4, 2004 through January 7, 2007, using historical data obtained from Reuters; neither we nor Lehman Brothers Inc. make any representation or warranty as to the accuracy or completeness of the prices shown in the following charts.   The historical data on the weekly trading range of the price of gold or the daily gold price is not necessarily indicative of the future performance of the Continuously Observed Gold Price, the Reference Gold Price, the Final Gold Price or what the value of the notes may be.  Fluctuations in the price of gold make it difficult to predict whether any Additional Amount will be payable at maturity or what that Additional Amount may be.  Historical fluctuations in gold prices may be greater or lesser than fluctuations in the Continuously Observed Gold Price or Reference Gold Price experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

If the Continuously Observed Gold Price equals or exceeds the Upper Limit of $745.60 (equal to the Initial Gold Price of $609.60 plus $145.00) at any time during the Observation Period or the Final Gold Price on the Valuation Date is equal to or greater than the Upper Limit, the Additional Amount payable on the notes will be 5% times the principal amount of notes you hold.  If, however, the Continuously Observed Gold Price never equals or exceeds the Upper Limit and the Final Gold Price is less than the Upper Limit, the Additional Amount payable on the notes will equal the percentage increase of the Final Gold Price relative to the Initial Gold Price. Because the Upper Limit is approximately 23.8% above the Initial Gold Price, assuming that the Continuously Observed Gold Price does not exceed the Upper Limit during the Observation Period, the Final Gold Price can appreciate by up to $145.00, or approximately 23.8%—resulting in a maximum possible return on the notes equal to approximately 23.8%—before it breaches the Upper Limit and the return on the notes is set back to 5.0%.  Finally, if the Final Gold Price is less than the Initial Gold Price and the Continuously Observed Gold Price has not equaled or exceeded the Upper Limit, the Additional Amount will be zero, and you will receive at maturity only the principal amount of the notes you hold, with no additional return.

The table below illustrates the hypothetical Redemption Amount at maturity (including the payment of the applicable Additional Amount, if any) per $1,000 in principal amount of notes, based on whether the Continuously Observed Gold Price hypothetically equaled or exceeded the Upper Limit at any point during the term of the notes, as well as on a hypothetical range of performance for the Final Gold Price from -60% to +40%.  The following results are based solely on the hypothetical examples cited; the Final Gold Price values and whether or not the Continuously Observed Gold Price equaled or exceeded the Upper Limit have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of gold. Numbers in the table below have been rounded for ease of analysis.

			Continuously
			Observed Gold
			Price or Final
			Gold Price		Percent
	Continously Observed		Equaled or	Final Gold	Change From
	Gold Price		Exceeded Upper	Price (on the	Initial Gold	Additonal				Redemption
	Low	High	Limit?	Valuation Date)	Price	Amount		Principal		Amount
1	$241.00	$642.00	No	$243.84	-60%	$0.00	+	$1,000.00	=	$1,000.00
2	$315.00	$665.00	No	$365.76	-40%	$0.00	+	$1,000.00	=	$1,000.00
3	$425.00	$672.00	No	$487.68	-20%	$0.00	+	$1,000.00	=	$1,000.00
4	$515.00	$697.00	No	$548.64	-10%	$0.00	+	$1,000.00	=	$1,000.00
5	$599.00	$684.00	No	$609.60	0%	$0.00	+	$1,000.00	=	$1,000.00
6	$550.00	$751.00	No	$621.79	2%	$20.00	+	$1,000.00	=	$1,020.00
7	$490.00	$687.00	No	$640.08	5%	$50.00	+	$1,000.00	=	$1,050.00
8	$606.00	$740.00	No	$670.56	10%	$100.00	+	$1,000.00	=	$1,100.00
9	$580.00	$750.00	No	$731.52	20%	$200.00	+	$1,000.00	=	$1,200.00

10	$600.00	$887.00	Yes	$853.44	40%	$50.00	+	$1,000.00	=	$1,050.00
11	$550.00	$815.00	Yes	$731.52	20%	$50.00	+	$1,000.00	=	$1,050.00
12	$505.00	$821.00	Yes	$670.56	10%	$50.00	+	$1,000.00	=	$1,050.00
13	$495.00	$849.00	Yes	$609.60	0%	$50.00	+	$1,000.00	=	$1,050.00
14	$479.00	$806.00	Yes	$487.68	-20%	$50.00	+	$1,000.00	=	$1,050.00
15	$355.00	$801.00	Yes	$365.76	-40%	$50.00	+	$1,000.00	=	$1,050.00
16	$238.00	$822.00	Yes	$243.84	-60%	$50.00	+	$1,000.00	=	$1,050.00

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Final Gold Price of $731.52 has appreciated by 20% relative to the Initial Gold Price, but the Continuously Observed Gold Price exceeded the Upper Limit during the term of the notes (scenario 11 in the chart above).  Because the Continuously Observed Gold Price exceeded the Upper Limit, the Additional Amount is equal to $50 (5% times the principal amount of the notes) irrespective of the fact that the Final Gold Price has appreciated by 20% relative to the Initial Gold Price, and the Redemption Amount payable at maturity is equal to $1,050.

Example 2:  The Final Gold Price of $487.68 has depreciated by 20% relative to the Initial Gold Price, but the Continuously Observed Gold Price exceeded the Upper Limit during the term of the notes (scenario 14 in the chart above).  Because the Continuously Observed Gold Price exceeded the Upper Limit, the Additional Amount is equal to $50 (5% times the principal amount of the note) irrespective of the fact that the Final Gold Price has depreciated by 20% relative to the Initial Gold Price, and the Redemption Amount payable at maturity is equal to $1,050.

Example 3:  The Continuously Observed Gold Price never exceeded the Upper Limit during the term of the notes, and the Final Gold Price of  $467.68 has depreciated by 20% relative to the Initial Gold Price (scenario 3 in the chart above).  Because the Continuously Observed Gold Price never exceeded the Upper Limit and the Final Gold Price of $467.68 has depreciated by 20% relative to the Initial Gold Price, the Additional Amount is zero, and the Redemption Amount payable at maturity is equal to the principal amount of $1,000.

Example 4:  The Continuously Observed Gold Price never exceeded the Upper Limit during the term of the notes, and the Final Gold Price of $621.79 has appreciated by only 2% relative to the Initial Gold Price (scenario 6 in the chart above).  Because the Continuously Observed Gold Price never exceeded the Upper Limit and the Final Gold Price of $621.79 is less than the Upper Limit, the Additional Amount is based on the appreciation in the Final Gold Price.  In this case, the Final Gold Price has appreciated by 2% relative to the Initial Gold Price, resulting in an Additional Amount equal to $20 (which is less than the 5% return applicable where the Continuously Observed Gold Price has exceeded the Upper Limit) and a Redemption Amount payable at maturity equal to $1,020, calculated as follows:

Cash Settlement Amount per $1,000 principal amount of notes =
$1,000 + ($1,000 x [($621.79 -$609.60)/$609.60]) = $1,020

Example 5:  The Continuously Observed Gold Price never exceeded the Upper Limit during the term of the notes, and the Final Gold Price of $731.52 has appreciated by 20% relative to the Initial Gold Price (scenario 9 in the chart above).  Because the Continuously Observed Gold Price never exceeded the Upper Limit and the Final Gold Price of $731.52 is less than the Upper Limit, the Additional Amount is based on the appreciation in the Final Gold Price.  In this case, the Final Gold Price has appreciated by 20% relative to the Initial Gold Price, resulting in an Additional Amount equal to $200 (which is greater than the 5% return applicable where the Continuously Observed Gold Price or Final Gold Price exceeded the Upper Limit) and a Redemption Amount payable at maturity equal to $1,200, calculated as follows:

Cash Settlement Amount per $1,000 principal amount of notes =

$1,000 + ($1,000 x[($731.52 -$609.60)/$609.60]) = $1,200

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We expect that the notes will be treated as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the MTN prospectus supplement. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the public offering price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$3,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

BULLISH GOLD-LINKED NOTE WITH UPPER LIMIT

DUE JANUARY 16, 2008

PRICING SUPPLEMENT

JANUARY 9, 2007

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS